Exhibit 99.1

JX Luxventure Limited Signs the Binding Memorandum of Understanding to Sell Its Menswear Business

JX Luxventure Limited (Nasdaq: JXJT) (the “Company”), a company delivering comprehensive products solutions to global high-net-worth families serviced by our business customers with business segments covering tourism, duty-free cross-border merchandise, eCommerce and B2B SAAS solutions, and menswear, today announced that it has signed a binding memorandum of understanding (the “MOU”) with Shenzhen Zhongjiyingfeng Investment Co., Ltd. (“Purchaser”), pursuant to which the Purchaser will acquire from the Company 100% ownership in Hongri International Holding Limited (“Hongri”), a wholly-owned subsidiary of the Company through which the Company operates its menswear business segment, in consideration for US$10,000,000 (the “Sale and Purchase Transaction”). Pursuant to the MOU, the parties intend within 30 calendar days from the date hereof to enter into a stock purchase agreement or other agreement in a form customary for transactions of this type (the “Definitive Agreement”), which shall extinguish and supersede this MOU, and to negotiate in good faith the Definitive Agreement and any ancillary documentation.

The sale of Hongri and the divestment of the menswear business pursuant to the Definitive Agreement will allow the Company to focus more resources on its other segments and areas of the business, including travel, cross-border merchandise business and eCommerce business where the Company is uniquely positioned to maximize its growth and drive positive impact. As the Company’s menswear business has never fully recovered from the impact of Covid and incurred significant loss during the past two years, it has chosen to strategically divest its menswear business and will reinvest the proceed in its more profitable continuing business.

“The global economy has shifted and is experiencing unprecedented changes that call for a renewed focus on sustainable growth and profits. The Company appreciate the tremendous effort made by our special committee for the sale of the menswear business segment led by the Chairman, Mr. Huidan Li.,” Ms. Sun “Ice” Lei, Chief Executive Officer of the Company said: “We are delighted to enter into this MOU with the Purchaser. This strategic move enables us to build on our momentum on improving margins and concentrate our travel, duty-free cross-border merchandise and eCommerce business. Once the Sale and Purchase Transaction is closed, we are confident that our three continuing business segments will soon return the overall profitability to our shareholders.”

About JX Luxventure Limited

Headquartered in Haikou, China, JX Luxventure Limited is a company delivering comprehensive products solutions to global elite families serviced by our business customers with business segments covering menswear, cross-border merchandise and tourism. To learn more about the Company, please visit its corporate website at en.jxluxventure.com.

Safe Harbor Statement

This press release may contain certain “forward-looking statements” relating to the business of JX Luxventure Limited, and its subsidiary companies. All statements, other than statements of historical fact included herein, are “forward-looking statements” in nature within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements due to a variety of factors, including those discussed in the Company’s periodic reports filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.